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March 8, 2010

VIA EDGAR, UPS AND FACSIMILE – (202) 772-9205

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Kathleen Krebs, Special Counsel Jay Knight, Staff Attorney Kyle Moffatt, Account Branch Chief Sharon Virga, Staff Accountant

Re:	Calix Networks, Inc.

Registration Statement on Form S-1 (Registration No. 333-163252)

Ladies and Gentlemen:

On behalf of Calix Networks, Inc. (the “Company” or “Calix”), we are hereby filing Amendment No. 6 (“Amendment No. 6”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2009 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 6, three of which have been marked to show changes from the prior filing of the Registration Statement.

The Company is providing to the Staff a supplemental memorandum and supporting materials with respect to certain statements made in the Registration Statement. In connection with our submission of this letter and the supplementally provided memorandum (the “Supplemental Memorandum”), we are respectfully requesting confidential treatment for the Supplemental Memorandum pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§ 200.83. The Supplemental Memorandum is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in the Supplemental Memorandum.

Amendment No. 6 has been revised to reflect the Company’s responses to the comment received by facsimile on March 3, 2010 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below the numbered comment of your letter and the Company’s response thereto. All page numbers in the responses below refer to Amendment No. 6, except as otherwise noted below.

March 8, 2010

Management’s Discussion and Analysis…, page 37

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 42

1.	We continue to repeat comment one from our letter dated January 8, 2010. We note your response to comment nine from our letter dated December 17, 2009. We may have further comments after we review your discussion of the reasons for any variance between your common stock valuation and the expected initial public offering price.

Response: The Company has added the disclosure on pages 46 through 48 in response to the Staff’s comment.

*****

March 8, 2010

Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

Enclosures

cc:	Carl Russo, Calix Networks, Inc.
Kelyn Brannon-Ahn, Calix Networks, Inc.
Michael J. Torosian, Esq., Latham & Watkins LLP
Connie Y. Chen, Esq., Latham & Watkins LLP
Mark P. Tanoury, Esq., Cooley Godward Kronish LLP
John T. McKenna, Esq., Cooley Godward Kronish LLP